FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 11, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒    Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐    No     ☒

Wimm-Bill-Dann Acquires Warehouse and Logistics Facility, Enhances
Supply Chain and Distribution for Juice

Press Release

Moscow, 11 November 2002.  Wimm-Bill-Dann Foods OJSC today announced 100% acquisition of Tomilino, a core warehouse complex in the Moscow Region.  The deal worth approximately US$6.0 million provides Wimm-Bill-Dann with a modern logistics center in close proximity to Moscow.

In a further move to enhance operational efficiency, Wimm-Bill-Dann acquired Tomilino to streamline and centralize distribution of its juice products. Another step in the distribution enhancement program undertaken by Wimm-Bill-Dann was signing an agreement with Boston Consulting Group to review and improve supply chain management activities.

Dmitry Kolokatov, Head of Juice Division said: “The acquisition of the Tomilino warehouse complex will allow us to optimize our juice distribution network in the key Moscow city and Moscow regional markets. The complex is equipped with the latest technology in automated control systems, and will provide a comprehensive range of services from storage to direct delivery to our clients. Going forward, this acquisition will reduce direct delivery and warehousing expenses.”

The Tomilino facility and logistics center occupies 6 hectares of land, with the total warehouse area of 5,300 square meters and 3,000 square meters of office space.  The completely modernized facility can accommodate storage of 10,000 pallets, shipping over 1000 tons of juices to clients daily.  The company pans to buy up to 60 additional trucks to serve over 400 points of sale per day in Moscow and its suburbs.

- ends -

For further enquiries contact:

Kira Kirioukhina,

Wimm-Bill-Dann Foods OJSC

16 Yauzsky Boulevard, Moscow, Russia

Phone: +7 095 733 9726/9727

Fax: +7 095 733 9725

E-mail: kiryuhina@wbd.ru

www.wbd.com

or

Edward Baumgartner

Shared Value Ltd

30 St James’s Square

London SW1Y 4JH

Phone: +44 20 7321 5010

Fax: +44 20 7321 5020

E-mail: ebaumgartner@sharedvalue.net

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 20 manufacturing facilities in 16 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

In Moscow alone, there are over 2,000 shops working directly with Wimm-Bill-Dann, offering its wide range of products to consumers. The company also supplies its products to Russia’s Presidential Administration, Federation Council, embassies and banks, airlines and schools, to name but a few.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 15,000 people.

Wimm-Bill-Dann was rated second best out of 42 firms in terms of transparency in the S&P survey of  leading Russian companies, and was rated fourth best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann also enjoys high brand recognition in Russia. It was awarded Gold for Chudo Yogurts and Bronze for Bio Max in the “Dairy Products” category, as well as Gold for J-7 juices in the “Non-alcoholic Beverages” category during the Brand of the Year/EFFIE-2002 award in November 2002.

“Chudo” brand was also awarded Grand Prix in the “Reputation and Trust” nomination for having conquered long-lasting trust and loyalty of the Russian customers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                              WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name: Vladimir V. Preobrajensky
Title: Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:      November 11, 2002